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                          Bayou City Exploration, Inc.
                        Formally, Blue Ridge Energy, Inc.
                           10777 Westheimer, Suite 170
                              Houston, Texas 77042

                                  June 30, 2005

Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
Washington, D.C.  20549-7010

Re:   Blue Ridge Energy, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 30, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Filed May 16, 2005 File No. 000-27443

Gentlemen:

         Please reference the SEC June 20, 2005 letter, File No. 000-27443, concerning Blue Ridge Energy, Inc.'s Form 10-KSB December 31, 2004 and Form 10-QSB March 31, 2005 filings. Listed below are the questions raised in the letter with responses following the question.

Note 1, question 1.

         "We note that you acquired a 35% interest in Channel LLC in March 2002, and later transferred this investment to Blue Ridge Group in May 2003. Please disclose the principal terms of the initial acquisition, including the amount and form of consideration paid, and the manner of valuing any non-cash components. Also describe your relationship with the counter party."

         Reply: The initial acquisition was funded by a $455,000 cash payment at closing and future obligations of $1,832,429. There were no non-cash components to value. Channel LLC is an unrelated party. Blue Ridge Group, Inc. is a related party.

Note 1, question 2.

         "With regard to your May 2003 transfer of seismic information associated with the Channel LLC acquisition to Blue Ridge Group, disclose the terms under which you will be '...carried at no cost for 25% of any future interests acquired and developed by BR Group through the utilization of this data.' Describe the nature of costs that will likely be incurred in acquiring and developing such interests, the provisions of operating arrangements governing these activities, and any fees, profits or other consideration to which BR Group or any other related parties will be entitled prior to releasing funds for your benefit. It should be clear how your 25 percent interest would be calculated, and how it relates to any cash flows that may ultimately be derived from the interests.

         "Additionally, we note your disclosure explaining that when BR Group has recouped 100% of expenditures for the seismic information and the acquisition and



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development of oil and gas properties, you will have the right, but not the obligation, to reverse your position with BR Group and receive 75% of the interest in future oil and gas properties, while carrying BR Group for 25% of the interest. Please expand your disclosure to clarify whether these terms relate only to properties that you chose to acquire and develop after electing to 'reverse your position,' as opposed to all properties acquired and developed up to that point in time. Specify the terms governing the ownership and operation of interests established prior to any such election date. It should also be clear how properties associated with the seismic information transferred to BR Group will be differentiated from any other properties with which that entity becomes involved.

         "Tell us why BR Group offered to carry you at no cost for 25%, and granted you the option to 'reverse your position,' after expending all of the funds necessary to first acquire Channel LLC and the seismic information, and then to acquire and develop property interests using that data; the economic incentives for the arrangement are unclear."

         Reply: BR Energy requested that it retain a 25% carried working interest (proportionate to the working interest which BR Group elects to acquire) in all wells in which BR Group elects to participate. The net revenue interest for the carried working interest is approximately 75% of the 25%.

         BR Group agreed to pay all costs associated with acquiring the prospect leasehold acreage and all drilling and completion well costs. BR Energy's carried working interest will become effective after each well starts production.

         The operating arrangements governing the drilling activity is the Joint Operating Agreement attached to the Channel LLC sale agreement.

         There are no fees, profits or other consideration payable to BR Group or any other related party before BR Energy receives its net revenue interest.

         If BR Energy elects to reverse its position with BR Group, whereby BR Energy would receive 75% of the interest in future oil and gas properties and "carry" BR Group for 25% of the interest, there is no consideration to be paid by either party if this reversal occurs. The reversed 75% interest would apply to all new properties acquired after the election by BR Energy which are identified from the Channel LLC seismic data. For any properties developed before the election, BR Group would retain its 75% interest. It was agreed by the two companies that this carried working interest and the right to reverse the position only applies to the prospects and wells identified from the Channel LLC seismic data.

         In the negotiation of the sale, BR Energy requested and BR Group agreed with the 25% carried working interest and the reversal of position for the 75% working interest. The economic incentive for BR Energy was to be able to resume the operations in the program after BR Group recouped its investment and BR Group's incentive was to keep the program going.

Note 3, question 3.

         "After disclosing that BR Group provides you with various 'management, administrative, accounting and geological services.' and incurs other costs on your behalf, you explain that BR Group reimbursed you $140,000 for costs incurred by you on


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behalf of BR Group. The arrangement that you describe would seem more likely to require cash reimbursement from you to BR Group, than the other way around. Further, it is unclear how the arrangement is related to the cash advanced form BR Group, for which you issued a $500,000 promissory note at September 30, 2004.

         "Please expand your disclosure to describe the nature of the $140,000 in costs incurred by you on behalf of BR Group, and to explain the reason for the $500,000 cash advance. State the terms of any ongoing funding arrangements that are in place, and provide disclosure necessary to comply with paragraph 4 of SFAS 57."

         Reply: At the end of the third quarter of 2004, BR Group had advanced BR Energy approximately $640,000 over the past 18 months to fund the on going business of BR Energy. In April 2003, BR Energy moved into new office space containing areas for expansion. Pending this expansion, BR Energy allowed BR Group to house some of their engineering and landman consultants in the excess space. During September 2004 BR Energy reviewed its records over these past 18 months to determine expenditures incurred in the Houston office by BR Energy on behalf of BR Group. The analysis showed that for this time period 50% of the office rent, telephone and office supplies and 100% of a contract administrative assistant costs were chargeable to BR Group resulting in approximately $140,000 billable to them. Both companies agreed to settle the outstanding cash advances and the office costs by applying the $140,000 against the $640,000 and establishing a $500,000 promissory note bearing interest at 7.95% for a term of eight years, with monthly payments of $7,056 for principal and interest. This note is secured by any and all oil and gas production income that BR Energy holds, now and future until the note has been paid in full.

         Attached to this letter are the proposed amended disclosures for Notes 1 and 3 for the Form 10-KSB December 31, 2004 and for Note 3 for the Form 10-QSB March 31, 2005.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings, staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

         I trust the above explanations adequately answer the questions raised in the June 20, 2005 letter. Bayou City Exploration, Inc. (formally Blue Ridge Energy, Inc.) is prepared to file the necessary amendments after your notification that the proposed disclosures are satisfactory. Continue to direct all correspondence to my attention.

                                           Sincerely,

                                           \s\ Norman G. Haisler, Jr.
                                           --------------------------
                                           Norman G. Haisler, Jr.
                                           Sr. VP-Finance and CFO


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               Proposed Amended Disclosure 12-31-04 10-KSB      Note 1

On March 11, 2002, BR Energy purchased, with an acquisition price of $2,287,429, a 35% interest in Channel LLC, an unrelated party, resulting in a 17.5% working interest in a large ongoing Texas onshore exploration program consisting of 48,000 miles of seismic data in the Texas Gulf Coast area and the oil and gas properties acquired through the utilization of this data. The funding consisted of $455,000 cash payment at closing and future obligations of $1,832,429. Subsequently, BR Energy sold the Channel LLC interest to Blue Ridge Group, Inc. (a related party more fully explained in Note 2) on May 23, 2003 and Blue Ridge Group sold the interest to Texas H.R. LLC, an unrelated party, on July 14, 2004. The centerpiece of this program utilized a large onshore Texas seismic database comprising approximately 48,000 miles and covering 100+ counties of the Texas Gulf Coast, East Texas and South Texas. The great majority of this data has never been put into the "public domain" and was acquired by a major oil company thought to be primarily exploring for large deep targets. The acquisition of this interest and development of the oil and gas properties acquired through the utilization of this data was to have been funded with the proceeds from the sale of 500,000 shares of Series E Preferred Stock for $5,000,000 out of a 2002 private offering for 750,000 shares of Series E Preferred Stock under Regulation D of Section 506 of the Securities Act of 1933.

In order to facilitate the purchase of this interest, BR Energy's majority shareholder, Blue Ridge Group, Inc. (BR Group), committed to extending BR Energy a $1,500,000 line of credit with a term of one year, bearing interest at 9% per annum on all unpaid balances which was secured by all of BR Energy's interests in the exploration program. This $1,500,000 balance was paid in full on September 30, 2002 via the sale of 150,000 shares of BR Energy's Series E Preferred Stock to BR Group for $1,500,000. At this time BR Group also committed to purchase an additional 100,000 shares for $1,000,000 to be paid in four quarterly installments. Two of these installments were paid by BR Group in December 2002 and March 2003, thereby bringing BR Group's total investment in BR Energy's Series E Preferred Stock to $2,000,000 as of March 31, 2003.

As a result of BR Energy not selling the remaining shares of Series E Preferred Stock by the closing of the offering on December 31, 2002 to achieve the $5,000,000 needed, and not having the required capital available to acquire and develop the 100+ oil and gas prospects identified to date, BR Energy entered into a Purchase and Sale Agreement with BR Group on May 23, 2003. BR Group agreed to 1) retire its 200,000 shares of Series E Preferred Stock which it had received for the $2,000,000 paid to BR Energy to date, 2) cancel its subscription agreement for the remaining 50,000 shares of Series E Preferred Stock, 3) assume the remaining $474,636 in BR Energy debt associated with the acquisition of the seismic information and 4) commit to provide all funds required by this interest in the acquisition and development of oil and gas properties identified. BR Energy had originally recorded the acquisition cost of $2,287,429 as an asset which was being amortized over four years and had a balance of $1,718,677 as of May 2003 when this agreement with BR Group was reached.

Under the terms of the Purchase and Sale Agreement, BR Energy agreed to repay $187,000 of the funds received from the sale of the Series E Preferred Stock, cancelled the remaining subscription receivable for 50,000 shares of Series E Preferred Stock and transferred to BR Group all of its interest in the seismic information (which had a book value of $1,718,677 when the agreement was reached) and any future oil and gas prospects identified by the seismic data. The net effect of the transaction was BR Energy recorded $568,752 as an increase to Additional Paid-In Capital from BR Group. BR Energy retained all of its interest in any oil and gas properties previously acquired and developed under the Channel LLC purchase. Additionally, BR Energy requested that it retain a 25% carried working interest (proportionate to the working interest which BR Group elects to acquire) in all wells in which BR Group elects to participate. The net revenue interest for the carried working interest is approximately 75% of the 25%. BR Group agreed to pay all costs associated with acquiring the prospect leasehold acreage and all drilling and completion well costs. BR Energy's carried working interest will become effective after each well starts production. BR Energy requested that after BR Group has recouped from oil and gas net revenues (revenue less severance taxes and royalty) 100% of the monies expended for the $2,287,429 seismic


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acquisition, all prospect leasehold costs and all well drilling and completion cost incurred after May 23, 2003, BR Energy shall have the right, but not the obligation, to reverse its position with BR Group, whereby BR Energy would receive 75% of the interest in future oil and gas properties and "carry" BR Group for 25% of the interest. There is no consideration to be paid by either party if this reversal occurs. If this election was made by BR Energy, the reversed 75% interest would apply to all new properties acquired after the election by BR Energy which are identified from the Channel LLC seismic data. For any properties developed before the election, BR Group would retain its 75% interest. It was agreed by the two companies that this carried working interest and the right to reverse the position only applies to the prospects and wells identified from the Channel LLC seismic data. During the second quarter of 2004 BR Group made a decision that they would no longer participate in projects identified by the seismic data since the success of the wells was only marginal and they felt it was unlikely that the program as a whole would be profitable. On July 14, 2004 BR Group sold, with no reported gain, its 35% interest in Channel LLC to Texas H.R. LLC, an unrelated party, and no longer had any rights to use the 2D seismic data or participate in any new prospects from this data. As a carried working interest owner, BR Energy had no decision making power to sell the interest in Channel LLC, nor did it receive any consideration from the sale, however, BR Energy was in agreement with BR Group's assessment of the program and the sale. Under the July 14, 2004 sale agreement, BR Energy and BR Group retained their ownership in the producing wells and reserved the right to develop any prospects within the existing Area of Mutual Interest (AMI) around the twenty prospects that had been drilled over the past two years. Only one such well was drilled in the third quarter of 2004 with BR Group's participation.



         Proposed Amended Disclosure 12-31-04 10-KSB     Note 3


B. ADVANCES FROM/TO RELATED PARTIES

BR Group provided various management, administrative, accounting and geological services for BR Energy at a rate of $10,000 per month from April 1, 2003 through September 30, 2004 and $20,750 per month from January 1, 2003 through March 31, 2003. BR Energy also reimburses BR Group for direct costs paid on its behalf and the costs of various drilling services. As of December 31, 2004 and 2003, $-0-and $303,874 respectively, had been advanced by BR Group to BR Energy under these arrangements. Effective October 1, 2004, the $10,000 monthly charge by BR Group ceased. Both companies agreed that any costs incurred on behalf of the other will be billed in the following month with a cash settlement for the balance due. At December 31, 2004, BR Group owed $22,000 under this arrangement.

At the end of the third quarter of 2004, BR Group had advanced BR Energy approximately $640,000 during the previous 18 months to fund the on going business of BR Energy. In April 2003, BR Energy moved into new office space containing areas for expansion. Pending this expansion, BR Energy allowed BR Group to house some of their engineering and landman consultants in the excess space. During September 2004 BR Energy reviewed its records over these past 18 months to determine expenditures incurred in the Houston office by BR Energy on behalf of BR Group. The analysis showed that for this time period 50% of the office rent, telephone and office supplies and 100% of a contract administrative assistant costs were chargeable to BR Group resulting in approximately $140,000 billable to them. Both companies agreed to settle the outstanding cash advances and the office costs by applying the $140,000 against the $640,000 and establishing a $500,000 promissory note bearing interest at 7.95% for a term of eight years, with monthly payments of $7,056 for principal and interest. This note is secured by any and all oil and gas production income that BR Energy holds, now and future until the note has been paid in full.


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         Proposed Amended Disclosure 3-31-05 10-QSB     Note 3

ADVANCES TO/FROM RELATED PARTIES

BR Group provided various management, administrative, accounting and geological services for BR Energy at a rate of $10,000 per month from January 1, 2004 through September 30, 2004. Effective October 1, 2004, the $10,000 monthly charge by BR Group ceased. Both companies agreed that any costs incurred on behalf of the other will be billed in the following month with a cash settlement for the balance due. Under this arrangement, BR Group owed $84,000 and $22,000 at March 31, 2005 and December 31, 2004, respectively.

At the end of the third quarter of 2004, BR Group had advanced BR Energy approximately $640,000 during the previous 18 months to fund the on going business of BR Energy. In April 2003, BR Energy moved into new office space containing areas for expansion. Pending this expansion, BR Energy allowed BR Group to house some of their engineering and landman consultants in the excess space. During September 2004 BR Energy reviewed its records over these past 18 months to determine expenditures incurred in the Houston office by BR Energy on behalf of BR Group. The analysis showed that for this time period 50% of the office rent, telephone and office supplies and 100% of a contract administrative assistant costs were chargeable to BR Group resulting in approximately $140,000 billable to them. Both companies agreed to settle the outstanding cash advances and the office costs by applying the $140,000 against the $640,000 and establishing a $500,000 promissory note bearing interest at 7.95% for a term of eight years, with monthly payments of $7,056 for principal and interest. This note is secured by any and all oil and gas production income that BR Energy holds, now and future until the note has been paid in full.